June 10, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0406

Attention: Greg Dundas, Staff Attorney

Re:	Mohawk Group Holdings, Inc.
Registration Statement on Form S-1, as amended
Registration No. 333-231381

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mohawk Group Holdings, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (File No. 333-231381) of the Company, filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2019, as amended (the “Registration Statement”), be accelerated so that such Registration Statement shall become effective at 5:00 p.m., Eastern Time, on June 11, 2019 or as soon as possible thereafter. This request for acceleration of the effectiveness of the Registration Statement supersedes the Company’s previous request dated June 6, 2019.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Jeffrey T. Hartlin of Paul Hastings LLP, by telephone at (650) 320-1804 or by email at jeffhartlin@paulhastings.com. The Company hereby authorizes Mr. Hartlin or Ms. Samantha H. Eldredge of Paul Hastings LLP to orally modify or withdraw this request for acceleration.

Sincerely,

MOHAWK GROUP HOLDINGS, INC.

By:	/s/ Yaniv Sarig
Yaniv Sarig
President and Chief Executive Officer

cc:	Jeffrey T. Hartlin, Esq. (Paul Hastings LLP)